Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

20 August 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A


03029831

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following document is submitted in respect of the above registration:

Date	Document
18 August 2003	Australian Securities and Investments Commission Form 484 - Change of Address of Director - P C Goldmark
20 August 2003	Announcement to Australian Stock Exchange Full Year Results

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

dlw 9/8


Company - Lend Lease Corporation Limited
File No 82-3498



ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section A

Section A may be lodged independently if no changes are to be notified via Sections B or C.

Use this form to notify ASIC of:

A1 **Change of address**

A2 **Change of name - officeholders or members**

A3 **Change - ultimate holding company**

Related Forms
484 B - appoint/cease officeholders, change to special status
484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Lend Lease Corporation Limited

ACN/ ABN
32 000 226 228

A1 Change of address

This section allows a new address to be applied to one or more purposes (eg registered office and principal place of business). You may copy and attach another Section A1 for each new address.

New address
(A PO Box is only allowed for a member address)

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
Apartment 309

Street number and Street name
535 Dean Street

Suburb/City
Brooklyn

State/Territory
New York

Postcode
11217

Country (if not Australia)
USA

Date of change
For members include date of change to members' register.

Date
0 1 / 0 8 / 0 3
[D D] [M M] [Y Y]

Continues on next page...

Apply address to

(You can apply the new address to one or more of the following — registered office, principal place of business, etc).

Registered office address

A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If registered office changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1
Family name: Goldmark
Given names: Peter Carl
Place of birth (town/city) (state/country): New York, USA
Date of birth: 0 7 / 0 9 / 4 5
[D D] [M M] [Y Y]

2
Family name:
Given names:
Place of birth (town/city) (state/country):
Date of birth: / /
[D D] [M M] [Y Y]

Member's address

If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1
Family name:
Given names:

2
Family name:
Given names:

When a member is a company, not a person

1
Company name (only if a member):
ACN/ ARBN/ ABN:
Country of incorporation (if not Australia):

2
Company name (only if a member):
ACN/ ARBN/ ABN:
Country of incorporation (if not Australia):

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

Apply change of name to
The following person (or entity) has changed their name (Select one or more boxes)

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Personal name change
(eg change by deed poll, marriage. To register a new officeholder go to B1)

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Their previous name was (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) (state/country)

Date of Birth
[D D] / [M M] / [Y Y]

Their new name is (Provide full given names, not initials)

Family name | Given names

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)

(When a member is a company, not a person, and the company has changed its name)

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**
Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**
Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name** (date of change not required)
New name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

Date of change

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name
Susan June Sharpe

Capacity
- [ ] Director
- [x] Company secretary

Signature
S. Sharpe

Date signed
1 8 / 0 8 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)
- [ ] Signatory above
- [ ] ASIC registered agent above
- [x] Name of lodging party

Lend Lease Corporation Limited

Office, unit, level, or PO Box number
Level 46 Tower Building

Street number and Street name
Australia Square

Suburb/City
Sydney

State/Territory
NSW

Postcode
2000

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number
9236 6111



Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge